[Jones Walker Letterhead]

May 7, 2012

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Christian Windsor

Special Counsel

RE:	Hancock Holding Company

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File No. 001-13089

Dear Mr. Windsor:

By letter dated May 2, 2012, the Staff provided to Hancock Holding Company certain comments with respect to its review of our Annual Report on Form 10-K for Fiscal Year ended December 31, 2011. We are working diligently to respond to the Staff’s letter. Due to other important pending matters currently requiring management’s attention, including the upcoming filing of the company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2012, management has asked that we request on the company’s behalf additional time to respond to the comment letter. We have previously discussed our request with you and this written request is pursuant to your instructions. Barring any unforeseen developments (in which case we will promptly notify the Commission), the company will submit its response no later than Tuesday June 5, 2012. Based on your remarks, we will assume that this request has been granted unless we hear any objection from you.

Thank you for your assistance with these matters. If you have any questions or concerns, please contact me at your earliest convenience at (504)-582-8000.

Sincerely,

/s/ Curtis R. Hearn

Curtis R. Hearn

cc:	Carl J. Chaney

Michael M. Achary

Stephen E. Barker